September 12, 2018	Melanie Zimdars Chief Compliance Officer 3500 Lacey Road, Suite 700 Downers Grove, IL 60515 630-868-7174 Melanie.Zimdars@invesco.com www.invesco.com

VIA EDGAR SUBMISSION

Securities & Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Fund Trust, File No. 811-21265

Invesco Exchange-Traded Fund Trust II, File No. 811-21977

Invesco Actively Managed Exchange-Traded Fund Trust, File No. 811-22148

Invesco Actively Managed Exchange-Trade Commodity Fund Trust, File No. 811-22927

Invesco India Exchange-Traded Fund Trust, File No. 811-22147

To Whom it May Concern:

Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the “Act”) are the following documents regarding the joint insured fidelity bond for the above-referenced investment companies.

1.	Amended Riders 7 and 8 to the Investment Company Blanket Bond No. 07722117B; and

2.	A copy of the Resolutions relating to the Amended Riders 7 and 8 to the Investment Company Blanket Bond No. 07722117B.

If you should need any additional information, please contact me at 630.868.7174.

Sincerely,

/s/ Melanie Zimdars

Melanie Zimdars

Chief Compliance Officer

Cc: Anna Paglia

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

PowerShares Exchange-Traded Fund Trust		07722117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 6, 2018	July 31, 2017 to July 31, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective April 6, 2018, to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$15,000,000
Insuring Agreement C-	ON PREMISES	$15,000,000
Insuring Agreement D-	IN TRANSIT	$15,000,000
Insuring Agreement E-	FORGERY OR ALTERATION	$15,000,000
Insuring Agreement F-	SECURITIES	$15,000,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$15,000,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$15,000,000
Insuring Agreement J-	COMPUTER SECURITY	$15,000,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

PowerShares Exchange-Traded Fund Trust		07722117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

See Below	July 31, 2017 to July 31, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
• PowerShares Dow Jones Industrial Average Dividend Portfolio
• PowerShares Insider Sentiment Portfolio
• PowerShares Zacks Mid-Cap Portfolio
• PowerShares Zacks Multi-Asset Income Portfolio
• PowerShares S&P Spin-Off Portfolio
• PowerShares Wilshire Micro-Cap Portfolio
• PowerShares S&P 100® Equal Weight Portfolio
• PowerShares S&P 500® Equal Weight Consumer Discretionary Portfolio
• PowerShares S&P 500® Equal Weight Consumer Staples Portfolio
• PowerShares S&P 500® Equal Weight Energy Portfolio
• PowerShares S&P 500® Equal Weight Portfolio
• PowerShares S&P 500® Equal Weight Financials Portfolio
• PowerShares S&P 500® Equal Weight Health Care Portfolio
• PowerShares S&P 500® Equal Weight Industrials Portfolio
• PowerShares S&P 500® Equal Weight Materials Portfolio
• PowerShares S&P 500® Equal Weight Real Estate Portfolio
• PowerShares S&P 500® Equal Weight Technology Portfolio
• PowerShares S&P 500® Equal Weight Utilities Portfolio
• PowerShares S&P 500® Pure Growth Portfolio
• PowerShares S&P 500® Pure Value Portfolio
• PowerShares S&P 500® Top 50 Portfolio
• PowerShares S&P MidCap 400® Equal Weight Portfolio
• PowerShares S&P MidCap 400® Pure Growth Portfolio
• PowerShares S&P MidCap 400® Pure Value Portfolio
• PowerShares S&P SmallCap 600® Equal Weight Portfolio

• PowerShares S&P SmallCap 600® Pure Growth Portfolio
• PowerShares S&P SmallCap 600® Pure Value Portfolio, each a series fund of:

PowerShares Exchange-Traded Fund Trust	April 6, 2018

• PowerShares S&P Global Dividend Opportunities Index Portfolio
• PowerShares China Real Estate Portfolio
• PowerShares Frontier Markets Portfolio
• PowerShares Zacks International Multi-Asset Income Portfolio
• PowerShares MSCI Global Timber Portfolio
• PowerShares Shipping Portfolio
• PowerShares China All-Cap Portfolio
• PowerShares S&P Global Water Index Portfolio
• PowerShares MSCI Emerging Markets Equal Country Weight Portfolio, each a series fund of:

PowerShares Exchange-Traded Fund Trust II	April 6, 2018

• PowerShares Ultra Short Duration Portfolio
• PowerShares Total Return Bond Portfolio, each a series fund of:

PowerShares Actively Managed Exchange-Traded Fund Trust	April 6, 2018

• PowerShares BulletShares 2018 Corporate Bond Portfolio
• PowerShares BulletShares 2018 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2019 Corporate Bond Portfolio
• PowerShares BulletShares 2019 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2020 Corporate Bond Portfolio
• PowerShares BulletShares 2020 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2021 Corporate Bond Portfolio
• PowerShares BulletShares 2021 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2022 Corporate Bond Portfolio
• PowerShares BulletShares 2022 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2023 Corporate Bond Portfolio
• PowerShares BulletShares 2023 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2024 Corporate Bond Portfolio
• PowerShares BulletShares 2024 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2025 Corporate Bond Portfolio
• PowerShares BulletShares 2026 Corporate Bond Portfolio
• PowerShares BulletShares 2027 Corporate Bond Portfolio
• PowerShares Defensive Equity Portfolio
• PowerShares U.S. Large Cap Optimized Volatility Portfolio

• PowerShares Multi-Factor Large Cap Portfolio, each a series fund of:

PowerShares Exchange-Traded Self-Indexed Fund Trust	April 6, 2018

• PowerShares BRIC Portfolio
• PowerShares Raymond James SB-1 Equity Portfolio
• PowerShares Wilshire US REIT Portfolio, each a series fund of:

PowerShares Exchange-Traded Fund Trust	May 18, 2018

• PowerShares Canadian Energy Income Portfolio
• PowerShares China Small Cap Portfolio
• PowerShares China Technology Portfolio
• PowerShares S&P High Income Infrastructure Portfolio
• PowerShares Solar Portfolio, each a series fund of:

PowerShares Exchange-Traded Fund Trust II	May 18, 2018

• PowerShares BulletShares 2025 High Yield Corporate Bond Portfolio, a series fund of:

PowerShares Exchange-Traded Self-Indexed Fund Trust	May 18, 2018

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

Approval of Addition to Fidelity Bond with Allocation Agreement

RESOLVED, that after giving due consideration to the value of the aggregate assets of PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares Actively Managed Exchange-Traded Fund Trust and PowerShares Exchange-Traded Self-Indexed Fund Trust (collectively, the “Trusts”), the access to such assets, the types and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trusts’ portfolios, the nature and method of conducting the Trusts’ operations, and the accounting procedures and controls of the Trusts, the coverage against larceny and embezzlement provided under the current fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company in the amount of $12.5 million, which amount shall be increased to $15 million upon the closing of the transaction pursuant to which Invesco Ltd. will acquire the Guggenheim Capital LLC ETF business, is deemed by the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trusts (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)), to be adequate as to amount, type and form and in the best interests of the new series of the Trusts listed on Appendix A (the “New Funds”), and therefore, the appropriate officers of the Trusts be, and each hereby is, authorized to cause the New Funds to be added to the Bond for the remainder of its current term; and it is further

RESOLVED, that the Board of Trustees of PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Commodity Fund Trust, on behalf of PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Commodity Fund Trust and their existing series, does hereby approve the addition of the New Funds to the joint allocation agreement among the Trusts and PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Commodity Fund Trust concerning the Bond; and it is further

RESOLVED, that the Board of Trustees of the Trusts, on behalf of the New Funds, does hereby approve the addition of the New Funds to the joint allocation agreement among the Trusts and PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Commodity Fund Trust concerning the Bond; and it is further

RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized and directed to add the New Funds to the joint allocation agreement among the Trusts and PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Commodity Fund Trust concerning the Bond; and it is further

RESOLVED, that the proper officers of the Trusts be, and each of them hereby is, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.